UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): November 4, 2010



T H E   D I X I E   G R O U P

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Dixie Group, Inc. released its third quarter earnings report on November 4, 2010.

The information attached as Exhibit 99.1 hereto supersedes the investor presentation previously furnished on Form 8-K dated July 28, 2010, and is being furnished pursuant to Item 7.01, and shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at www.thedixiegroup.com.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits
(99.1)   Presentation Materials, November 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2010   **THE DIXIE GROUP, INC.**

  /s/ Jon A. Faulkner
Jon A. Faulkner
Chief Financial Officer



Exhibit 99.1

Investor Presentation



October 2010

Forward-Looking Statements



THE DIXIE GROUP

- **Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.**

- **General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.**

Dixie History





- **Began operations in 1920**

- **Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering**

- **Eight floorcovering acquisitions in the '90's**

- **Exclusively focused on upper-end markets**

- **Traditionally we have outperformed the industry and expect to do so in the future**

Dixie Today









- **Commitment to brands in the upper-end market with strong growth potential**

- **Diversified between Commercial and Residential markets**

- **Diversified customer base**
  - **Top 10 carpet customers – 11% of carpet sales**
  - **Top 20 carpet customers – 14% of carpet sales**

The Industry



2006 Broadloom Carpet End Use

Sales $10.19 Billion



Commercial, 35%

Residential, 65%

2009 Broadloom Carpet End Use

Sales $7.00 Billion



Commercial, 41%

Residential, 59%

Commercial %
2001 – 2009
From 32% to 42%

Source: CRI

The Industry



Fixed Investment as % of GDP
(U.S.Dept. of Commerce)

Legend:
- Residential Fixed Investment % of GDP
- Residential 62 Yr Average
- Comercial Structures Fixed Investment as % of GDP
- Commercial 62 Yr Average

The Industry



Value of U.S. Carpet & Rug Mill Shipments ($ 000's)

12 – 18 month dips in shipments during recessionary times

Multi-year decline in this downturn

Source: U.S. Census Bureau & CRI Estimate

Broadloom Sales Dollars % Change vs. Prior Yr Quarter





Broadloom Square Yards % Change vs. Prior Yr Quarter





2009 U.S. Carpet Manufacturers



THE DIXIE GROUP

Carpet & Rug Sales	Dollars in Millions		% Total
Shaw	$	3,025	31.4%
Mohawk	$	2,479	25.8%
Beaulieu	$	857	8.9%
Interface	$	423	4.4%
The Dixie Group	$	199	2.1%
Others	$	2,642	27.4%
Total Industry	$	9,625	100.0%

Dixie Group Carpet Sales



Dixie Carpet and Rug Sales by End Market

Commercial %
2001 – 2009
From 29% to 38%



Residential Positioning of The Dixie Group



TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS

ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS

Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)

BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)

ESTIMATED DATA

35% Market Share

Masland

Dixie Home

Fabrica

| $0 | $7 | $14 | $21 | $28 | $35 | $42 | $49 |

INDUSTRY
AVERAGE

PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie High-End Residential Sales



Year 2006	Year 2009

Fabrica, 26%



Fabrica, 20%

Masland, 47%

Dixie Home, 33%



Dixie High-End Residential Sales





Sales by Segment for 2009



- Contract, 3%
- Other, 3%
- Distributor, 1%
- Specialty, 1%
- Builder, 4%
- Furniture, 4%
- Mass Merchant, 5%
- Designer, 24%
- Retailer, 55%



Sales by Segment for 2009 (arrows versus 2006)



Sales by Segment for 2006

Sales by Segment for 2009







- **Well-styled moderate to upper priced residential broadloom line**

- **Dixie provides a "full line" to retailers**

- **Leverage needed by fiber suppliers for market access**

- **Selective distribution strategy attractive to retailers**

- **Growth initiatives**
  - **Stainmaster ® "value" products**
  - **Durasilk (polyester) collection**



Sales by Segment for 2009 (arrows versus 2006)



Designer / To The Trade Showrooms, 31%

Retailers, 50%

Other, 7%

Furniture, 6%

Builders, 6%



- **Leading high-end brand with reputation for innovative styling, design and color**

- **High-end retail / designer driven**

- **Hand crafted and imported rugs**

- **Growth initiative**
  - **New Stainmaster ® products for more volume orientated price points**
  - **Wool products introduced in '07**



Sales by Segment for 2009 (arrows versus 2006)



- Other, 1%
- Builders, 2%
- Furniture / Dept Stores, 9%
- Specialty, 4%
- Decorators / Design Trade, 50%
- Retailers, 34%



- **Premium high-end brand**

- **Designer focused**

- **Hand crafted and imported rugs**

- **Growth initiative**
  - **New products, heightened focus on retail penetration**
  - **Full service national supplier of wool to the designer trade with excellent service and support**




Sales by Segment for 2009 (arrows versus 2006)



Hospitality, 30%
Corporate, 30%
Retail Stores, 21%
Store Planning, 8%
Assisted Living, 7%
Other, 4%

Channels: Interior Design Specifier and Commercial End User



- **Premium brand in the commercial marketplace**

- **Designer focused**

- **Strong national account base**
  - **Nordstrom's, Target, Sears, Olive Garden, Red Lobster, Victoria's Secret, Applebee's**
- **Growth initiative**
  - **Modular/carpet tile**
  - **Updated** *"Energy Collection"*

Dixie Sales Continuing Operations ($ in millions)



THE DIXIE GROUP

Year	Carpet Sales	Yarn Sales
2006	314	17
2007	305	16
2008	272	11
2009	199	4
2010 YTD Run Rate	222	5

Legend: ■ Carpet Sales ■ Yarn Sales

Sales & Operating Income
($ in millions)



	Y 2006	Y 2007	Y 2008	Y 2009	YTD 2010
Net Sales	331.1	320.8	282.7	203.5	166.2
Non-GAAP Adjusted Operating Income	16.6	16.7	1.5	(8.4)	(3.5)
Non-GAAP Adjusted EBITDA	28.1	29.7	15.3	5.1	5.3

- **We have cut costs during the downturn to lower our break even point**

- **We have written off all of our goodwill**

- **We need to invest less than depreciation over the next several years**

Note: Non-GAAP reconciliation on slide 34

Quarterly Sales & Operating Income
($ in millions)



	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net Sales	47.6	52.6	50.5	52.8	50.5	59.1	56.7
Non-GAAP Adjusted Operating Income	(6.1)	(0.3)	(1.1)	(0.7)	(2.1)	0.2	(1.6)
Non-GAAP Adjusted EBITDA	(2.6)	3.2	2.2	2.3	0.9	3.1	1.3

- **First quarter is historically our lowest quarter in net sales**

- **We have maintained a positive adjusted EBITDA in the last 6 quarters**

- **Positive prior year comp's each quarter of 2010**

Note: Non-GAAP reconciliation on slide 35

Dixie Cost Structure



- **Considering the following assumptions:**
  - **Our current mix, noting that we are sensitive to mix**
  - **Our current volume and cost structure**
  - **Our current pricing (the price increase fully felt in July)**

- **Our cost structure if you do the math implies that:**
  - **Our break even from continuing operations is between $235 and $245 million in sales, depending upon mix**
  - **Our pre-tax profit improves by approximately $0.25 for every 1$ above break even sales level**
  - **Our tax rate is 34%**
  - **Our EBITDA is $15 million when Net Income from Continuing Operations is at a break even level**

Dixie Debt Levels
($ in millions)



Chart — Dixie Debt Levels ($ in millions):

Quarter	Debt
Q4 2008	$94
Q1 2009	$84
Q2 2009	$80
Q3 2009	$77
Q4 2009	$68
Q1 2010	$61
Q2 2010	$62
Q3 2010	$68

We have reduced debt $26 million since the beginning of 2008

Capital expenditures of $2.5 million in 2010 versus depreciation and amortization of $11.6 million

Dixie Capital Structure
($ in millions)



	September 25, 2010	December 27, 2008
Debt	67.5	93.8
Equity	62.9	107.6
Capital	130.4	201.4
Debt to Capital Ratio	51.8%	46.6%

Current Business Conditions



- **The carpet industry is in recovery mode**
  - **Our carpet sales are up 11.9% Y/Y for the 3rd quarter**
    - o **Industry up 2% Y/Y for the 3rd quarter**
    - o **Our residential up 16% Y/Y, industry down 2%**
    - o **Our commercial up 3% Y/Y, industry up 8%**
  - **Actions to consolidate facilities, make organizational changes and cut expenses have positioned us for a return to profitability**
  - **Raw material costs increased in 2010 but the industry has passed along price increases to cover those costs**

Outlook



- **Although the industry has experienced a difficult period, we are encouraged by:**
  - **Our shipments in the first five weeks of the 4th quarter are up over last year by 25% in both residential and commercial products**
  - **Positive market reception to our new products:**
    - **Masland and Fabrica Wool Collections**
    - **Masland Avenue – new technology with a woven look**
    - **Stainmaster "Value Line" of products**
    - **Modular / Carpet Tile**
  - **Successful realignment of our organizational structure**
  - **Have invested significantly in our capabilities for future growth**







Non-GAAP Information



Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill. (Note 1)

The Company defines Adjusted EBIT as net income less income from discontinued operations, net of tax, plus taxes and plus interest. (Note 2)

The Company defines Adjusted EBTIDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill and plus other (income) expense - net. (Note 3)

Adjusted Operating Income (Loss)					
($ in thousands)	2006	2007	2008	2009	2010 YTD
Operating income (loss)	16,558	16,724	(28,396)	(45,323)	(4,165)
Plus: Facility consolidation and severance expenses	-	-	2,317	4,091	637
Plus: Impairment of assets	-	-	4,478	1,459	-
Plus: Impairment of goodwill	-	-	23,121	31,406	-
Non-GAAP Adjusted Operating Income (Loss) (Note 1)	$ 16,558	$ 16,724	$ 1,520	$ (8,367)	$ (3,528)

Adjusted Earnings before Interest and Taxes (Adjusted EBIT)					
($ in thousands)	2006	2007	2008	2009	2010 YTD
Net income (loss) as reported	7,703	6,266	(31,403)	(42,098)	(5,170)
Less: Income (loss) from discontinued operations, net of tax	(188)	(512)	(275)	(280)	(158)
Plus: Taxes	1,781	3,693	(2,907)	(8,845)	(2,661)
Plus: Interest	7,213	6,347	5,965	5,521	3,221
Non-GAAP Adjusted EBIT (Note 2)	$ 16,885	$ 16,818	$ (28,070)	$ (45,142)	$ (4,452)

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)					
($ in thousands)	2006	2007	2008	2009	2010 YTD
Non-GAAP Adjusted EBIT (from above)	16,885	16,818	(28,070)	(45,142)	(4,452)
Plus: Depreciation and amortization	11,500	12,941	13,752	13,504	8,870
Plus: Facility consolidation and severance expenses	-	-	2,317	4,091	637
Plus: Impairment of assets	-	-	4,478	1,459	-
Plus: Impairment of goodwill	-	-	23,121	31,406	-
Plus: Other (income) expense - net	(327)	(94)	(326)	(181)	287
Non-GAAP Adjusted EBITDA (Note 3)	$ 28,058	$ 29,665	$ 15,272	$ 5,137	$ 5,342

Non-GAAP Financial Information:

Adjusted Operating Income (Loss)

($ in thousands)	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Operating income (loss)	(39,163)	(458)	(1,711)	(3,992)	(2,286)	59	(1,937)
Plus: Facility consolidation and severance expenses	1,615	117	563	1,796	211	122	304
Plus: Impairment of assets	-	-	-	1,459	-	-	-
Plus: Impairment of goodwill	31,406	-	-	-	-	-	-
Non-GAAP Adjusted Operating Income (Loss) (Note 1)	$ (6,142)	$ (341)	$ (1,148)	$ (737)	$ (2,075)	$ 181	$ (1,633)

Adjusted Earnings before Interest and Taxes (EBIT)

($ in thousands)	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Net income (loss) as reported	(35,557)	(1,067)	(1,994)	(3,480)	(2,529)	(744)	(1,897)
Less: Income (loss) from discontinued operations, net tax	(116)	(83)	23	(104)	(70)	(60)	(28)
Plus: Taxes	(4,923)	(870)	(1,167)	(1,885)	(1,060)	(636)	(965)
Plus: Interest	1,486	1,410	1,347	1,278	1,235	1,082	904
Non-GAAP Adjusted EBIT (Note 2)	$(38,878)	$ (444)	$ (1,837)	$ (3,983)	$ (2,284)	$ (238)	$ (1,930)

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

($ in thousands)	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Non-GAAP Adjusted EBIT (from above)	(38,878)	(444)	(1,837)	(3,983)	(2,284)	(238)	(1,930)
Plus: Depreciation and amortization	3,564	3,565	3,338	3,037	2,964	2,966	2,941
Plus: Facility consolidation and severance expenses	1,615	117	563	1,796	211	122	304
Plus: Impairment of assets	-	-	-	1,459	-	-	-
Plus: Impairment of goodwill	31,406	-	-	-	-	-	-
Plus: Other (income) expense - net	(285)	(14)	126	(9)	(2)	297	(7)
Non-GAAP Adjusted EBITDA (Note 3)	$ (2,578)	$ 3,224	$ 2,190	$ 2,300	$ 889	$ 3,147	$ 1,308

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.